Iconic Brands, Inc.

44 Seabro Avenue

Amityville, New York 11701

September 13, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald Alper

Re:	Iconic Brands, Inc.
Registration Statement on Form S-1
File No. 333-233684

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Iconic Brands, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Tuesday September 17, 2019, or as soon thereafter as possible.

Please notify Richard Friedman of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (212) 634-3031 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

ICONIC BRANDS, INC.

By:	/s/ Richard DeCicco
Name:	Richard DeCicco
Title:	Chief Executive Officer